UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GOLDEN TELECOM, INC.

(Name of the Issuer)

ALTIMO HOLDINGS & INVESTMENTS LTD.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Franz Wolf

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

With copies to:

Vladimir Lechtman Jones Day Ducat III, 12th Floor 6 Gasheka Street 125047 Moscow, Russia Tel: 7.495.648.9200	Marilyn Sonnie Jones Day 222 East 41st Street New York, New York 10017-6702 Tel: 1.212.326.3939

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$4,404,572,360*	$173,139**

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139	Filing Party: Lillian Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2008

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 (this “Amendment”) is filed by Altimo Holdings & Investments Limited (“Altimo”) and relates to the tender offer by Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of VimpelCom Finance B.V., a Dutch company (“Parent”), to purchase all the outstanding common shares, par value $0.01 per share (the “Shares”) of Golden Telecom, Inc., a Delaware corporation (“Golden Telecom” or the “Company”) at $105 per share, net to the seller in cash, without interest thereon (and less any amounts required to be deducted and withheld under applicable law), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as exhibits to a combined Schedule TO and Schedule 13E-3 filed by the Merger Sub, Parent, and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”) with the Securities and Exchange Commission on January 18, 2008 (as amended from time to time).

This Amendment also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Merger Sub (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer (as defined in the Offer to Purchase), and in accordance with the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $105.00 in cash.

This Amendment amends and supplements the Schedule 13E-3 filed by Altimo on January 22, 2008, as amended by Amendment No. 1 thereto filed by Altimo on February 6, 2006.

Item 15. Additional Information.

Item 15 is hereby amended by adding the following:

According to a press release issued by VimpelCom on February 18, 2008 (the “Press Release”), based on preliminary information from the depositary for the Offer, as of the expiration of the Offer at midnight on February 15, 2008, stockholders had tendered and not withdrawn 36,533,255 Shares of the Company’s common stock (including 1,239,567 Shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding Shares of the Company’s common stock. Additionally, the Press Release by VimpelCom stated that Merger Sub has elected to provide a subsequent offering period for all remaining Shares of the Company’s common stock which will expire at 5:00 p.m., New York City time, on Tuesday, February 26, 2008. The foregoing description is qualified in its entirety by the information set forth in Item 8(j) of Amendment No. 3 to Schedule 14D-9 filed by the Company on February 19, 2008, the Current Report on Form-8-K filed by the Company on February 19, 2008, Item 11 of Amendment No. 4 to Schedule TO filed by Merger Sub, Parent, and VimpelCom on

February 19, 2008 and the full text of the Press Release included as Exhibit (a)(5)(D) to Amendment No. 4 to Schedule TO filed by Merger Sub, Parent, and VimpelCom on February 19, 2008, each of which is incorporated herein by reference.

Item 16. Exhibits.

Item 16 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2, and 3 on February 6, 2008, February 8, 2008, and February 19, 2008, respectively (incorporated by reference thereto).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3, and 4 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008, and February 19, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements – Conflicts of Interest –Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements– Conflicts of Interest –Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(D)	“Annex II – Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008).

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008 (included as Exhibit (a)(5)(B) to the Schedule TO incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(6)	Press Release issued by VimpelCom announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)	Opinion of UBS Limited to the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(2) of the Schedule TO).

(c)(3)	Presentation of UBS Limited to the special committee of the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Exhibit (c)(3) of the Schedule TO).

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(5)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(d)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008

ALTIMO HOLDINGS & INVESTMENTS LTD.

February 20, 2008
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

Exhibit Index

The Exhibit Index is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2, and 3 on February 6, 2008, February 8, 2008, and February 19, 2008, respectively (incorporated by reference thereto).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3, and 4 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008, and February 19, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements – Conflicts of Interest –Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements– Conflicts of Interest –Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(D)	“Annex II – Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008).

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008 (included as Exhibit (a)(5)(B) to the Schedule TO incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(6)	Press Release issued by VimpelCom announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)	Opinion of UBS Limited to the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(2) of the Schedule TO).

(c)(3)	Presentation of UBS Limited to the special committee of the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Exhibit (c)(3) of the Schedule TO).

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(5)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(d)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.